Exhibit 99.2

DIGIHOST TECHNOLOGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

(EXPRESSED IN UNITED STATES DOLLARS)

Notice to Reader

The following audited consolidated financial statements for Digihost Technology, Inc. have been restated. The statement of cash flows has been restated to reclassify the cash proceeds from the sale of digital assets, which is accounted for as an intangible asset under IAS 38, Intangible Assets, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its audited consolidated financial statements, as applicable. Further details are presented in Note 2(w).

Raymond Chabot
Grant Thornton llp
Independent Auditor’s Report	Suite 2000
600 De La Gauchetière Street
West
Montréal, Quebec
H3B 4L8

T 514-878-2691

To the Shareholders of

Digihost Technology Inc.

Opinion

We have audited the consolidated financial statements of Digihost Technology Inc. (hereafter “the Company”), which comprise the consolidated statements of financial position as at December 31, 2023 and 2022, and the consolidated statements of comprehensive income (loss), the consolidated statements of changes in shareholders’ equity and the consolidated statements of cash flows for the years then ended, and notes to consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2023 and 2022, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter “IFRS Accounting Standards”).

Restatement of Previously Issued Financial Statements

As discussed in Note 2(w) to the financial statements, the Company has restated its 2023 and 2022 financial statements to correct error.

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material uncertainty related to going concern

We draw attention to Note 1 to the consolidated financial statements, which indicates the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In addition to the matter described in the “Material uncertainty related to going concern” section of our report, we have determined that the matters described below are the key audit matters to be communicated in our auditor’s report.

Business combination

As described in Note 4 to the consolidated financial statements, the Company applies the acquisition method to account for the business combination. The Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York, for a total consideration of $4,749,666 during the year ended December 31, 2023. Under the acquisition method, the purchase price was allocated to the identified assets acquired and liabilities assumed based on their respective fair value, including resulting goodwill. We identified the business combination as a key audit matter.

Why the matter was determined to be a key audit matter

The business combination was significant to our audit because of the significant estimates and assumptions management makes with regard to the fair values of identified assets and liabilities recorded upon the acquisition. This required a high degree of the auditor’s judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s projections of future cash flows, as well as the selection of discount rates, including the need to involve our valuation experts.

How the matter was addressed in the audit

Our audit procedures related to the business combination included, among others, the following:

−	We evaluated, with the assistance of our valuation experts, the reasonableness of management’s valuation methodologies and discount rates by testing information used to determine the discount rates, performing sensitivity analysis using a range of independent estimates for the discount rates and comparing those to the discount rates applied by management;

−	We tested the mathematical accuracy of calculations;

−	We assessed the consistency of the assumptions used with other accounting estimates;

−	We tested the existence of assets and liabilities included in the purchase price allocations.

Revenue from digital currency mining

As described in Notes 2 and 3 to the consolidated financial statements, the Company generates revenue from digital currency mining. We identified the occurrence, completeness and accuracy of the Company’s revenue from digital currency mining as a key audit matter.

Why the matter was determined to be a key audit matter

Revenue from digital currency mining is significant to our audit because of digital currency mining is an emerging industry with unique technological aspects that raise a number of auditing challenges. Given the nature of this source of revenue, significant audit efforts are required. The revenue from digital currency mining during the year ended December 31, 2023, totals $18,128,241.

How the matter was addressed in the audit

Our audit procedures related to the occurrence, completeness and accuracy of revenue from digital currency mining included, among others, the following:

−	We assigned professionals with specialized skills in distributed ledger technology, digital assets and cryptography;

−	We performed physical observation of the miners and tested their performance;

−	We conducted substantive analytical procedures with a high degree of precision, which include tests of the accuracy and completeness of the underlying data;

−	We traced digital assets received and recognized as revenue to the blockchain using our own node and the corresponding cash settlement using the third-party exchange data and the Company’s bank statements;

−	We tested the value of digital assets received and recognized as revenue using the daily quoted price from a reputable source;

−	We assessed the adequacy of the Company’s disclosures in the consolidated financial statements about revenue from the sale of digital assets earned.

Information other than the consolidated financial statements and the auditor’s report thereon

Management is responsible for the other information. The other information comprises the information included in Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

−	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

−	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

−	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;

−	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern;

−	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;

−	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are, therefore, the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Louis Roy.

Montréal

April 2, 2024, except for Note 2 (w), as to which the date is March 5, 2025.

[1]	CPA auditor, public accountancy permit no. A125741

Digihost Technology Inc.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

As at December 31,	2023	2022
ASSETS

Current assets
Cash	$341,273	$1,850,622
Digital currencies (note 3)	822,884	2,800,657
Amounts receivable and other assets (note 5)	867,257	1,234,175
Income tax receivable	168,337	244,399
Total current assets	2,199,751	6,129,853

Property, plant and equipment (note 6)	33,386,684	41,811,233
Right-of-use assets (note 7)	2,366,115	2,538,447
Intangible asset (note 8)	1,184,798	1,314,028
Amounts receivable and other assets (note 5)	2,159,314	-
Promissory note receivable (note 10)	850,685	806,000
Total assets	$42,147,347	$52,599,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities	$4,510,757	$2,345,175
Amount owing to Northern Data, NY LLC (note 3 and 6)	-	322,099
Lease liabilities (note 11)	110,651	99,957
Loans payable (note 12)	253,630	-
Mortgage payable (note 13)	389,064	488,062
Total current liabilities	5,264,102	3,255,293

Deposits payable	1,486,184	511,000
Lease liabilities (note 11)	336,863	447,514
Mortgage payable (note 13)	-	389,065
Loans payable (note 12)	356,710	-
Warrant liabilities (note 14)	5,456,749	821,697
Total liabilities	12,900,608	5,424,569
Shareholders’ equity
Share capital (note 15)	42,503,660	39,602,634
Contributed surplus	15,468,823	15,675,828
Cumulative translation adjustment	(2,228,447)	(3,491,583)
Deficit	(26,497,297)	(4,611,887)
Total shareholders’ equity	29,246,739	47,174,992
Total liabilities and shareholders’ equity	$42,147,347	$52,599,561

Nature of operations and going concern (note 1)

Subsequent events (note 26)

Approved on behalf of the Board:

“Michel Amar” , Director	“Adam Rossman” , Director

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statements of Comprehensive Income (Loss)

(Expressed in United States Dollars)

Year Ended December 31,	2023	2022
Revenue
Digital currency mining (note 3)	$18,128,241	$24,190,060
Colocation services (note 3(3))	1,675,269	-
Sale of electricity (note 3(3))	3,037,393	-
Sale of energy (note 4)	3,272,005	-
Total revenue	26,112,908	24,190,060

Cost of digital currency mining
Cost of revenue	(20,217,924)	(17,760,786)
Depreciation and amortization	(14,923,419)	(10,709,108)
Miner lease and hosting agreement (note 3(3))	(638,689)	(2,517,503)
Gross loss	(9,667,124)	(6,797,337)

Expenses
Office and administrative expenses	(2,108,831)	(3,016,409)
Professional fees	(1,546,626)	(1,745,613)
Regulatory fees	(119,647)	(235,445)
Gain on sale of property, plant and equipment	-	1,140,658
Loss on settlement of debt	-	(294,306)
Foreign exchange gain (loss)	(1,377,475)	3,972,705
Gain (loss) on sale of digital currencies (note 3)	945,536	(11,574,330)
Loss on digital currency option calls	-	(1,950,000)
Change in fair value of loan payable	(310,521)	-
Change in fair value of promissory note receivable	50,685	-
Other income (expense)	54,528	(50,834)
Change in fair value of amount owing for Miner Lease Agreement	(267,551)	1,693,088
Share based compensation (note 17)	(1,620,777)	(3,296,238)
Loss on revaluation of digital currencies (note 3)	10,991	(3,256,530)
Impairment of goodwill (note 9)	-	(1,260,783)
Impairment of data miners (note 6)	-	(1,556,000)
Write-off of property, plant and equipment	(1,363,941)	-
Operating loss	(17,320,753)	(28,227,374)
Revaluation of warrant liabilities (note 14)	(4,522,523)	32,010,637
Net financial expenses (note 20)	(42,134)	(296,218)
Private placements issuance costs	-	(695,170)
Net income (loss) before income taxes	(21,885,410)	2,791,875
Deferred tax recovery (expense)	-	1,537,467
Net income (loss) for the year	(21,885,410)	4,329,342
Other comprehensive income (loss)
Items that will be reclassified to net income
Foreign currency translation adjustment	1,263,136	(3,658,651)
Items that will not be reclassified to net income
Revaluation of digital currencies, net of tax	-	(3,706,624)
Total comprehensive loss for the year	$(20,622,274)	$(3,035,933)
Basic income (loss) per share (note 18)	$(0.77)	$0.16
Diluted income (loss) per share (note 18)	$(0.77)	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc. Consolidated Statements of Cash Flows (Expressed in United States Dollars)

	2023	2022
Year Ended December 31,	Restated - note 2(w)	Restated - note 2(w)
Operating activities
Net income (loss) for the year	$(21,885,410)	$4,329,342
Adjustments for:
Digital currencies items (note 21)	(17,876,857)	3,444,692
Interest income accrual	(48,000)	-
Gain on sale of property, plant and equipment	-	(1,140,658)
Depreciation of right-of-use assets	172,332	142,324
Depreciation and amortization	14,871,456	10,657,144
Interest on lease liabilities	92,860	58,014
Change in fair value of amount owing for Miner Lease Agreement	267,551	(1,693,088)
Share based compensation	1,620,777	3,296,238
Change in warrant liability	4,522,523	(32,010,637)
Share issuance cost	-	695,170
Loss on settlement of debt	-	294,306
Interest accrued on loan payable	138,300	(6,000)
Change in fair value of loan payable	310,521	-
Change in fair value of promissory note receivable	(50,685)	-
Accretion on liability	(126,026)	-
Impairment of goodwill	-	1,260,783
Impairment of data miners	-	1,556,000
Write-off of property, plant and equipment	1,363,941	-
Deferred tax recovery	-	(1,537,467)
Foreign exchange loss (gain)	1,375,661	(3,660,296)
Working capital items (note 21)	1,678,098	(1,181,046)
Net cash provided by (used in) operating activities	(13,572,958)	(15,495,179)

Investing activities
Purchase of property, plant and equipment	(3,007,766)	(14,685,038)
Proceeds from sale of property, plant and equipment	499,950	795,000
Acquisition of digital currency option calls	-	(623,000)
Acquisition of digital currencies	-	(3,932,000)
Digital currencies traded for cash	19,264,980	16,016,280
Business combination (note 4)	(4,749,666)	-
Net cash used in investing activities	12,007,498	(2,428,758)

Financing activities
Proceeds from private placement, net of costs	-	8,314,269
Proceeds from pre-funded warrants	-	1,029,600
Repurchase of shares	-	(255,525)
Repayment of mortgage	(534,000)	(133,500)
Proceeds of shares issued for cash	1,073,244	-
Proceeds from loans payable	691,500	10,000,000
Repayment of loans payable	(1,027,753)	-
Lease payments	(146,880)	(96,000)
Net cash provided by financing activities	56,111	18,858,844

Net change in cash	(1,509,349)	934,907
Cash, beginning of year	1,850,622	915,715
Cash, end of year	$341,273	$1,850,622

Supplemental information
Interest paid	$-	$238,204

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in United States Dollars)

	Number of shares (note 15)
	Subordinate voting shares	Proportionate voting shares	Share capital	Contributed surplus	Cumulative Translation Adjustment	Digital currency revaluation reserve	Deficit	Total
Balance, December 31, 2021	24,956,165	3,333	$31,423,095	$11,844,581	$167,068	$3,706,624	$(8,879,964)	$38,261,404
Private placements (note 15(b)(ii))	2,729,748	-	15,255,979	-	-	-	-	15,255,979
Cost of issue - cash (note 15(b)(ii))	-	-	(547,307)	-	-	-	-	(547,307)
Cost of issue - broker warrants (note 15(b)(ii))	-	-	(270,978)	535,009	-	-	-	264,031
Warrant liabilities	-	-	(7,007,643)	-	-	-	-	(7,007,643)
Shares cancelled (note 15(b)(i))	(165,200)	-	(194,260)	-	-	-	(61,265)	(255,525)
Shares issued for cash	2,100	-	2,469	-	-	-	-	2,469
Shares issued for exercise of pre-funded warrants	300,000	-	927,463	-	-	-	-	927,463
Share based compensation	-	-	-	3,296,238	-	-	-	3,296,238
Shares issued to settle payable (note 15(b)(xi))	19,391	-	13,816	-	-	-	-	13,816
Transaction with owners	27,842,204	3,333	39,602,634	15,675,828	167,068	3,706,624	(8,941,229)	50,210,925
Foreign currency translation adjustment	-	-	-	-	(3,658,651)	-	-	(3,658,651)
Revaluation of digital currencies, net of tax	-	-	-	-	-	(3,706,624)	-	(3,706,624)
Net income for the year	-	-	-	-	-	-	4,329,342	4,329,342
Total comprehensive loss for the year	-	-	-	-	(3,658,651)	(3,706,624)	4,329,342	(3,035,933)
Balance, December 31, 2022	27,842,204	3,333	39,602,634	15,675,828	(3,491,583)	-	(4,611,887)	47,174,992
Shares issued for cash (note 15(b)(i))	556,954	-	1,073,244	-	-	-	-	1,073,244
Restricted share units converted to common shares	479,582	-	1,827,782	(1,827,782)	-	-	-	-
Share based compensation	-	-	-	1,620,777	-	-	-	1,620,777
Transaction with owners	28,878,740	3,333	42,503,660	15,468,823	(3,491,583)	-	(4,611,887)	49,869,013
Foreign currency translation adjustment	-	-	-	-	1,263,136	-	-	1,263,136
Net loss for the year	-	-	-	-	-	-	(21,885,410)	(21,885,410)
Total comprehensive loss for the year	-	-	-	-	1,263,136	-	(21,885,410)	(20,622,274)
Balance, December 31, 2023	28,878,740	3,333	$42,503,660	$15,468,823	$(2,228,447)	$-	$(26,497,297)	$29,246,739

The accompanying notes are an integral part of these consolidated financial statements.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

1.	Nature of operations and going concern

Digihost Technology Inc. (the “Company” or “Digihost”) was incorporated in British Columbia, Canada, on February 18, 2017 as Chortle Capital Corp and subsequently changed its name to HashChain Technology Inc. on September 18, 2017, and again to Digihost Technology Inc. on February 14, 2020. Digihost and its subsidiaries, Digihost International, Inc., DGX Holding, LLC, and World Generation X, LLC (together the “Company”) is a blockchain technology company with operations in cryptocurrency mining and also a supplier of energy through its recent acquisition of a power plant. The head office of the Company is located at 2830 Produce Row, Houston, TX, 77023.

These consolidated financial statements of the Company were reviewed, approved and authorized for issue by the Board of Directors on April 2, 2024.

Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

As at December 31, 2023, the Company has a working capital deficiency of $3,064,351 (2022 - working capital of $2,874,560) and did not generate positive cashflows from its operations since its incorporation. The current working capital is not sufficient to meet the Company’s requirements and business growth initiatives. The Company’s ability to continue as a going concern depends upon its ability generate positive cashflows from its operations and to raise additional financing. Even if the Company has been successful in the past in raising financings, there is no assurance that it will manage to obtain additional financing in the future.

These material uncertainties may cast significant doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

2.	Material accounting policies

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (hereafter “IFRS Accounting Standards”) issued effective for the Company’s reporting for the year ended December 31, 2023.

(b)	Statement of presentation

The Company’s consolidated financial statements have been prepared on an accrual basis and under the historical cost basis.

(c)	Basis of consolidation

These consolidated financial statements include the accounts of Digihost and its wholly owned subsidiaries: Digihost International, Inc., DGX Holdings, LLC and World Generation X. Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control, and continues to be consolidated until the date that such control ceases. Control is achieved when an investor has power over an investee to direct its activities, exposure to variable returns from an investee, and the ability to use the power to affect the investor’s returns. All intercompany transactions and balances have been eliminated upon consolidation.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(d)	Functional and presentation currency

These financial statements are presented in United States Dollars. The functional currency of Digihost is the Canadian dollar and the functional currency of Digihost International, Inc., DGX Holding, LLC and World Generation X is the United States Dollars. All financial information is expressed in United States Dollars, unless otherwise stated.

(e)	Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated to the respective functional currency at exchange rates in effect at the reporting date. Non-monetary assets and liabilities are translated at historical exchange rates at the respective transaction dates. Revenue and expenses are translated at the rate of exchange at each transaction date. Gains or losses on translation are included in foreign exchange expense.

The results and financial position of an entity whose functional currency are translated into a different presentation currency are treated as follows:

●	assets and liabilities are translated at the closing rate at the reporting date;

●	income and expenses for each income statement are translated at average exchange rates at the dates of the period; and

●	all resulting exchange differences are recognized in other comprehensive income (loss) as cumulative translation adjustments.

(f)	Revenue recognition

The Company recognizes revenue under IFRS 15, “Revenue from Contracts with Customers” (“IFRS 15”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets IFRS 15’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(f)	Revenue recognition (continued)

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

●	Variable consideration

●	Constraining estimates of variable consideration

●	The existence of a significant financing component in the contract

●	Non-cash consideration

●	Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Digital currency mining: The Company’s revenue is derived from providing computing power (hashrate) to mining pools. The Company has entered into arrangements, as amended from time to time, with mining pool operators to provide computing power to the mining pools. The provision of computing power to mining pools is an output of the Company’s ordinary activities. The Company has the right to decide the point in time and duration for which it will provide computing power. As a result, the Company’s enforceable right to compensation only begins when, and continues as long as, the Company provides computing power to the mining pool. The contracts can be terminated at any time by either party without substantive compensation to the other party for such termination. Upon termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations. Therefore, the Company has determined that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that this renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. There is no significant financing component in these transactions.

In exchange for providing computing power, which represents the Company’s only performance obligation, the Company is entitled to non-cash consideration in the form of cryptocurrency, calculated under one of two payout methods, depending on the mining pool. The payout method used by the mining pool in which the Company participated is the Full Pay Per Share (“FPPS”) . This payout method contains three components, (i) a fractional share of the fixed cryptocurrency award from the mining pool operator (referred to as a “block reward”), (ii) transaction fees generated from (paid by) blockchain users to execute transactions and distributed (paid out) to individual miners by the mining pool operator, and (iii) mining pool operating fees retained by the mining pool operator for operating the mining pool. The Company’s total compensation is the sum of the Company’s share of (a) block rewards and (b) transaction fees, less (c) mining pool operating fees.

○	Block rewards are calculated as follows under the FPPS method. The block reward earned by the Company is calculated by the mining pool operator based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate used in solving the current algorithm. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(f)	Revenue recognition (continued)

○	Transaction fees refer to the total fees paid by users of the network to execute transactions. Under FPPS, the Company is entitled to a pro-rata share of the total network transaction fees. The transaction fees paid out by the mining pool operator to the Company is based on the proportion of hashrate the Company contributed to the mining pool to the total network hashrate. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

○	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth in a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation.

Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable (block rewards, transaction fees and pool operating fees), as well as being non-cash consideration, the Company assesses the estimated amount of the variable non-cash consideration to which it expects to be entitled for providing computing power at contract inception and subsequently, to determine when and to what extent it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty associated with the variable consideration is subsequently resolved. For each contract under the FPPS payout method, the Company recognizes the non- cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. For the contract under both the FPPS payout method, the Company measures non-cash consideration at the cryptocurrency spot price at the beginning of the day on the date of contract inception, as determined by the Company’s principal market, which is Gemini.

●	Colocation services: The Company recognizes revenue from its colocation services when it satisfies performance obligations by transferring the control of services, which include power provision and space rental, to customers. Revenue is recognized monthly in an amount that reflects actual power consumption, as per contractual terms, and any fixed maintenance fees are recognized over time as services are rendered to customers, aligning the recognition of revenue with the delivery of services. The transaction price for colocation services includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of electricity: The Company recognizes revenue from the sale of energy when it has satisfied its performance obligation, which occurs as the electricity is provided to the customer. The Company supplies the requisite power and ancillary operational functions in order for the digital currency mining equipment on its property to run efficiently outside of its facilities. Revenue is recorded monthly based on the actual consumption of energy by the customer, at the price determined by the contract. This reflects the Company’s performance and the customer’s consumption benefits, with variable consideration being recognized in the period it is due. The transaction price for sale of electricity includes both fixed fees and variable considerations, which are incorporated only if a significant reversal in the future is deemed unlikely.

●	Sale of energy: The Company recognizes revenue from sale of energy is recorded upon the satisfaction of the performance obligation, specifically at the point when control of the energy is transferred to the end customer. This key moment reflects the Company’s fulfillment of its contractual duties.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(g)	Digital currencies

Digital currencies consist of Bitcoin and Ethereum. Digital currencies meet the definition of intangible assets in IAS 38 Intangible Assets as they are identifiable non-monetary assets without physical substance. They are initially recorded at cost and the revaluation method is used to measure the digital currencies subsequently. Where digital currencies are recognized as revenue, the fair value of the Bitcoin received is considered to be the cost of the digital currencies. Under the revaluation method, increases in fair value (loss) are recorded in other comprehensive income (loss), while decreases are recorded in profit or loss. The Company revalues its digital currencies at the end of each quarter. There is no recycling of gains from other comprehensive income (loss) to profit or loss. However, to the extent that an increase in fair value reverses a previous decrease in fair value that has been recorded in profit or loss, that increase is recorded in profit or loss. Decreases in fair value that reverse gains previously recorded in other comprehensive income (loss) are recorded in other comprehensive income (loss). Gains and losses on digital currencies sold between revaluation dates are included in profit or loss.

Digital currencies are measured at fair value using the quoted price on the Gemini Exchange. Gemini serves as the principal market. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS 13 Fair Value Measurement fair value hierarchy as the price on this source represents a quote of the currency on an active market.

(h)	Property, plant and equipment

Details as to the Company’s policies for property, plant and equipment are as follows:

	Amortization	Amortization
Asset	method	period
Data miners	Straight-line	12 - 36 months
Equipment	Straight-line	36 and 120 months
Leasehold improvement	Straight-line	120 months
Powerplant in use	Straight-line	480 months

Property, plant and equipment are recorded at cost less accumulated depreciation. Cost includes all expenditures incurred to bring assets to the location and condition necessary for them to be operated in the manner intended by management. Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any replaced parts is derecognized. All other repairs and maintenance are charged to profit or loss during the fiscal year in which they are incurred.

Gains and losses on disposal are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(i)	Intangible assets

Intangible assets are accounted for using the cost model whereby capitalized costs are amortized on a straight-line basis over their estimated useful lives. Residual values and useful lives are reviewed at each reporting date. The right of use of an electric power facility is depreciated over 13 years.

When an intangible asset is disposed of, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset, and is recognized in profit or loss

Amortization of intangible assets has been included in depreciation and amortization in the consolidated statement of comprehensive loss.

(j)	Impairment of non-financial assets

The Company reviews the carrying amounts of its non-financial assets, including property, plant and equipment, right of use assets and intangible assets when events or changes in circumstances indicate the assets may not be recoverable. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash generating unit to which the asset belongs. Assets carried at fair value, such as digital currencies, are excluded from impairment analysis. Cash generating units to which goodwill has been allocated are tested for impairment annually.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows to be derived from continuing use of the asset or cash generating unit are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal is the amount obtainable from the sale of an asset or cash generating unit in an arm’s length transaction between knowledgeable, willing parties, less the cost of disposal. When a binding sale agreement is not available, fair value less costs of disposal is estimated using a discounted cash flow approach with inputs and assumptions consistent with those of a market participant. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in net income. With the exception of goodwill, where an impairment loss subsequently reverses, the carrying amount of the asset or cash generating unit is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized.

(k)	Leases and right-of-use assets

All leases are accounted for by recognizing a right-of-use asset and a lease liability except for:

○	Leases of low value assets; and

○	Leases with a duration of twelve months or less.

Lease liabilities are measured at the present value of the contractual payments due to the lessor over the lease term, with the discount rate determined by the incremental borrowing rate on commencement of the lease is used. Variable lease payments are only included in the measurement of the lease liability if they depend on an index or rate. In such cases, the initial measurement of the lease liability assumes the variable element will remain unchanged throughout the lease term. Other variable lease payments are expensed in the period to which they relate.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(k)	Leases and right-of-use assets (continued)

On initial recognition, the carrying value of the lease liability also includes:

○	Amounts expected to be payable under any residual value guarantee;

○	The exercise price of any purchase option granted if it is reasonable certain to assess that option;

○	Any penalties payable for terminating the lease, if the term of the lease has been estimated on the basis of termination option being exercised.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability, reduced for any lease incentives received, and increased for:

○	Lease payments made at or before commencement of the lease;

○	Initial direct costs incurred; and

○	The amount of any provision recognized where the Company is contractually required to dismantle, remove or restore the leased asset.

Lease liabilities, on initial measurement, increase as a result of interest charged at a constant rate on the balance outstanding and are reduced for lease payments made.

Right-of-use assets are amortized on a straight-line basis over the remaining term of the lease or over the remaining economic life of the asset if this is judged to be shorter than the lease term.

When the Company revises its estimate of the term of any lease, it adjusts the carrying amount of the lease liability to reflect the payments to make over the revised term, which are discounted at the same discount rate that applied on lease commencement. The carrying value of lease liabilities is similarly revised when the variable element of future lease payments dependent on a rate or index is revised. In both cases an equivalent adjustment is made to the carrying value of the right-of-use asset, with the revised carrying amount being amortized over the remaining (revised) lease term or recorded in profit or loss if the right-of-use asset is reduced to zero.

(l)	Goodwill

The Company measures goodwill as the fair value of the cost of the acquisition less the fair value of the identifiable net assets acquired, all measured as of the acquisition date. Goodwill is carried at cost less accumulated impairment losses.

(m)	Segment reporting

The reporting segments are identified on the basis of information that is reviewed by the chief operating decision maker (“CODM”) to make decisions about resources to be allocated and assess its performance. Accordingly, for management purposes, the Company has three reporting segments namely, cryptocurrency mining, sales of energy and colocation services.

(n)	Provisions

Provisions are recognized when the Company has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result, and that outflow can be reliably measured.

The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(o)	Financial instruments

Financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The primary measurement categories for financial assets are measured at amortized cost, fair value through other comprehensive income (loss) (“FVTOCI”) and fair value through profit and loss (“FVTPL”).

Financial assets

Financial assets are classified as either financial assets at FVTPL, amortized cost, or FVTOCI. The Company determines the classification of its financial assets at initial recognition. The Company does not have any financial assets categorized as FVTOCI.

●	Amortized cost

Financial assets are classified as measured at amortized cost if both of the following criteria are met: 1) the object of the Company’s business model for these financial assets is to collect their contractual cash flows; and 2) the asset’s contractual cash flows represent “solely payments of principal and interest”. After initial recognition, these are measured at amortized cost using the effective interest rate method. Discounting is omitted where the effect of discounting is immaterial. The Company’s cash, amounts receivable and deposits are classified as financial assets and measured at amortized cost.

Revenues from these financial assets are recognized in financial revenues, if any.

●	FVTPL

Financial assets carried at FVTPL are initially recorded at fair value and transactions costs expensed in the consolidated statements of net loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets held at FVTPL are recorded in the consolidated statements of comprehensive income (loss) in the period in which they arise. The Company’s promissory note receivable is classified as a financial asset and measured at FVTPL.

Financial liabilities

Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

The Company’s accounts payable and accrued liabilities (excluding salaries payable), mortgage payable, loans payable and deposit payable are classified as measured at amortized cost.

The Company’s amount owing to Northern Data and warrant liabilities are classified as measured at FVTPL with gains and losses recognized in profit and loss.

Derecognition

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled, or expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(o)	Financial instruments (continued)

Expected Credit Loss Impairment Model

The Company uses the single expected credit loss impairment model, which is based on changes in credit quality since initial application.

The Company assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due. The Company considers a financial asset to be in default when the borrower is unlikely to pay its credit obligations to the Company in full or when the financial asset is more than 90 days past due.

The carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the Company determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Fair Value

Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices); and

●	Level 3 – inputs for the assets or liability that are not based on observable market data (unobservable inputs).

(p)	Share capital and equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. When warrants are issued in connection with shares, the Company uses the residual method for allocating fair value to the shares and then to warrants.

Contributed surplus include the value of warrants classified as equity and stock options. When warrants and stock options are exercised, the related compensation cost and value are transferred to share capital.

Deficit includes all current and prior year losses.

Digital currency revaluation reserve includes gains and losses from the revaluation of digital currencies, net of tax.

Assets and liabilities of the Company are translated to the presentation currency. The resulting translation adjustments are charged or credited to the cumulative translation reserve.

(q)	Loss per share

The Company presents basic and diluted loss per share data for its subordinate voting shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of subordinate voting shares and proportionate voting shares outstanding during the period. Diluted loss per share is determined by adjusting the weighted average number of subordinate voting shares and proportionate voting shares outstanding to assume conversion of all dilutive potential subordinate voting shares.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(r)	Share-based compensation

The granting of stock options and restricted share units (“RSUs”) to employees, officers, directors or consultants of the Company requires the recognition of share-based compensation expense with a corresponding increase in contributed surplus in shareholders’ equity. The fair value of stock options that vest immediately are recorded as share-based compensation expense at the date of the grant. The fair values of the RSUs are determined by the quoted market price of the Company’s common shares at date of grant. The expense for stock options and RSUs that vest over time is recorded over the vesting period using the graded method, which incorporates management’s estimate of the stock options that are not expected to vest. For stock options where vesting is subject to the completion of performance milestones, the estimate for completion of the milestone is reviewed at each reporting date for any change in the estimated vesting date, and to the extent there is a material change in the vesting date estimate, the amortization to be recognized is recalculated for the new timeline estimate and adjusted on a prospective basis in the current period. The effect of a change in the number of stock options expected to vest is a change in an estimate and the cumulative effect of the change is recognized in the period when the change occurs. On exercise of an stock option, the consideration received and the estimated fair value previously recorded in contributed surplus is recorded as an increase in share capital.

Stock options awarded to consultants are measured based on the fair value of the goods and services received unless that fair value cannot be estimated reliably. If the fair value of the goods and services cannot be reliably measured, then the fair value of the equity instruments granted is used to recognize the expense.

(s)	Business combinations

The Company applies the acquisition method in accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are measured at their acquisition-date fair values.

(t)	Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date.

A deferred tax asset is recognized only to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income. Deferred tax liabilities are always provided for in full.

Changes in deferred tax assets or deferred tax liabilities are recognized as revenues or expense in profit and loss, unless they relate to items that were recognized directly in equity, in which case the related deferred taxes are also recognized in equity.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

(u)	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Company.

At the date of authorization of these consolidated financial statements, several new, but not yet effective, standards and amendments to existing standards, and interpretations have been published by the IASB. None of these standards or amendments to existing standards have been adopted early by the Company. Management anticipates that all relevant pronouncements will be adopted for the first period beginning on or after the effective date of the pronouncement. New standards, amendments and interpretations not adopted in the current year have not been disclosed as they are not expected to have a material impact on the Company’s consolidated financial statements.

(v)	Critical accounting judgements, estimates and assumptions

The preparation of these financial statements in conformity with IFRS Accounting Standards requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the year in which the estimate is revised and future years if the revision affects both current and future years. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Significant judgements

(i)	Income from digital currency mining

The Company recognizes income from digital currency mining from the provision of transaction verification services within digital currency networks, commonly termed “cryptocurrency mining”. As consideration for these services, the Company receives digital currency from each specific network in which it participates (“coins”). Income from digital currency mining is measured based on the fair value of the coins received. The fair value is determined using the spot price of the coin on the date of contract inception. The coins are recorded on the statement of financial position, as digital currencies, at their fair value less costs to sell and re- measured at each reporting date. Revaluation gains or losses, as well as gains or losses on the sale of coins for traditional (fiat) currencies are included in profit or loss in accordance with the Company’s treatment of its digital currencies as a traded commodity.

There is currently no specific definitive guidance in IFRS or alternative accounting frameworks for the accounting for the mining and strategic selling of digital currencies and management has exercised significant judgement in determining appropriate accounting treatment for the recognition of income from digital currency mining for mining of digital currencies. Management has examined various factors surrounding the substance of the Company’s operations, including the stage of completion being the completion and addition of a block to a blockchain and the reliability of the measurement of the digital currency received.

(ii)	Leases – incremental borrowing rate

Judgment is applied when determining the incremental borrowing rate used to measure the lease liability of each lease contract, including an estimate of the asset-specific security impact. The incremental borrowing rate should reflect the interest rate the Company would pay to borrow at a similar term and with similar security.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

Significant judgements (continued)

(iii)	Going concern

The assessment of the Company’s ability to continue as a going concern involves judgment regarding future funding available for its operations and working capital requirements as discussed in Note 1.

(iv)	Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the year in which such determination is made.

Significant estimates

(i)	Determination of asset and liability fair values and allocation of purchase consideration

Significant business combinations require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future events, including but not limited to availability of hardware and expertise, future production opportunities, future digital currency prices and future operating costs.

(ii)	Useful lives of property, plant and equipment

Depreciation of data miners and equipment are an estimate of its expected life. In order to determine the useful life of computing equipment, assumptions are required about a range of computing industry market and economic factors, including required hashrates, technological changes, availability of hardware and other inputs, and production costs.

(iii)	Digital currency valuation

Digital currencies consist of cryptocurrency denominated assets (note 3) and are included in current assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

2.	Material accounting policies (continued)

Significant estimates (continued)

(iv)	Impairment of goodwill

Determining whether goodwill is impaired requires an estimation of the recoverable amount of the CGU. Such recoverable amount corresponds, for the purpose of impairment assessment, to the higher of the value in use or the fair value less costs of disposal of the CGU to which goodwill has been allocated. The value in use calculation requires management to estimate future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. The key assumptions required for the value in use estimation are described in note 9.

For the value in use approach, the values assigned to key assumptions reflect past experience and external sources of information that are deemed accurate and reliable.

(v)	Data miners valuation

Impairment of data miners was estimated based on the recoverable amount of mining equipment based on current market prices and hash rate power per miner type. The recoverable amount represents the higher value between an asset’s fair value less costs to sell and its value in use. Hash rate power refers to the computational power of the mining equipment, which directly affects the mining efficiency and potential revenue generation. As the market prices for mining equipment and hash rate power can vary significantly over time, these factors are considered in estimating the recoverable amount of the assets. The current market prices for mining equipment are obtained from various sources, including manufacturers, distributors, and marketplaces for used equipment. Management reviews and compares these prices regularly to ensure the accuracy and relevance of the data.

(w)	Restatement of statement of cash flows

The statement of cash flows has been restated to reclassify the cash proceeds from from the sale of digital assets and the cash disbursements related to their acquisition, which are accounted for as intangible assets under IAS 38, from cash flows from operations to cash flows from investing activities. The Company has determined that this error was material to the previously issued consolidated financial statements and as such, has restated its consolidated financial statements, as applicable.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

3.	Digital currencies

The Company’s holdings of digital currencies consist of the following:

	As at	As at
	December 31,	December 31,
	2023	2022
Bitcoin	$822,884	$1,842,177
Ethereum	-	958,480
	$822,884	$2,800,657

The continuity of digital currencies was as follows:

	Number of		Number of		Total
	Bitcoin	Amount	Ethereum	Amount	Amount
Balance, December 31, 2021	632	$29,770,994	1,001	$3,720,992	$33,491,986
Bitcoin mined for Digihost(2)	832	24,190,059	-	-	24,190,059
Bitcoin remitted to Northern Data(2)	(380)	(10,836,179)	-	-	(10,836,179)
Received from sale of property and equipment	9	345,658	-	-	345,658
Acquisition of digital currencies	100	3,932,000	-	-	3,932,000
Digital currencies paid for services	(27)	(739,024)	-	-	(739,024)
Digital currencies traded for cash	(640)	(15,747,279)	(200)	(269,001)	(16,016,280)
Digital currencies for loan repayment	(415)	(11,982,320)	-	-	(11,982,320)
Loss on sale of digital currencies	-	(11,574,330)	-	-	(11,574,330)
Revaluation adjustment(1)	-	(5,517,402)	-	(2,493,511)	(8,010,913)
Balance, December 31, 2022	111	1,842,177	801	958,480	2,800,657
Bitcoin mined(2)	640	18,128,241	-	-	18,128,241
Bitcoin received from colocation services(3)	6	185,819	-	-	185,819
Bitcoin received for electricity sales(3)	18	538,197	-	-	538,197
Digital currencies traded for cash	(655)	(18,018,987)	(801)	(1,245,993)	(19,264,980)
Digital currencies paid for services	(20)	(433,492)	-	-	(433,492)
Digital currencies for loan repayment	(30)	(883,622)	-	-	(883,622)
Bitcoin remitted to Northern Data(2)	(51)	(1,204,463)	-	-	(1,204,463)
Gain on sale of digital currencies	-	658,023	-	287,513	945,536
Revaluation adjustment(1)	-	10,991	-	-	10,991
Balance, December 31, 2023	19	$822,884	-	$-	$822,884

(1)	Digital assets held are revalued each reporting period based on the fair market value of the price of Bitcoin and Ethereum on the reporting date. As at December 31, 2023, the prices of Bitcoin and Ethereum were $42,244 (December 31, 2022 - $16,548) and $1,674 (December 31, 2022 - $1,197), respectively resulting in total revaluation gain of $(10,991) (loss of $8,010,913 in 2022). In 2022, the Company recorded $3,706,624 of the loss in other comprehensive loss, net of taxes of $1,047,759, and the remaining loss of $3,256,530 was recorded on the statement of comprehensive income (loss).

(2)	During the year ended December 31, 2021, the Company entered into a Miner Lease Agreement and a hosting services agreement with Northern Data, NY LLC, pursuant to which the parties have agreed to split a portion of the mining rewards received and energy costs incurred for the miners put in service pursuant to these agreements. As at December 31, 2023, the Company must remit nil Bitcoin (December 31, 2022 - 19 Bitcoin) with a value of $nil (December 31, 2022 - $322,099) which is presented in the current liabilities. The Miner Lease Agreement was terminated on February 15, 2023.

(3)	During the year ended December 31, 2023, the Company entered into a Mining Operations Agreement with Northern Data NY, LLC, and Colocation Services Agreements with both Corner Energy Ltd. and Bit Digital USA, Inc. Pursuant to these agreements, the parties have agreed to split a portion of the energy costs and mining rewards received incurred for the power consumed by the miners put in service at the Company’s respective sites pursuant to these agreements. As at December 31, 2023, the Company is owed $565,680 from these parties related to these agreements (December 31, 2022 - $nil).

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

4.	Business combination

On February 7, 2023, the Company completed the acquisition of a 60 MW power plant in North Tonawanda, New York for a total consideration of $4,749,666 of which $150,000 was paid in previous years. The transaction was accounted for as a business combination under IFRS 3, Business Combinations. The Company completed this business combination as part of its ongoing infrastructure expansion strategy and increase its available computing power. Operation of the plant will help support the local utility power grid for reliability and the plant will be readily available for residential and commercial consumers during peak periods of demand.

At the date of acquisition, the Company determined the fair value of the net identified net assets as follows:

Total final consideration paid in cash	$4,749,666
Identified fair value of net assets acquired:
Prepaids and deposits	418,287
Land	530,000
Power plant infrastructure	4,643,800
PPA capacity liability	(213,100)
Accounts payable	(218,621)
Loan payable	(410,700)
$4,749,666

For the year ended December 31, 2023, the acquired power plant accounted for $3,272,005 in revenue and $671,740 in net loss.

In fiscal 2022, the Company paid $1.2 million which was comprised of $ 1.0 million for the option to purchase the power plant and $200,000 in extension fees. These amounts were not included in the business combination.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

5.	Amounts receivable and other assets

	As at	As at
	December 31,	December 31,
	2023	2022
Deposits	$2,297,314	$-
Prepaid expenses	115,577	741,350
Accounts receivable	565,680	492,825
Interest receivable (note 10)	48,000	-
	3,026,571	1,234,175
Long-term deposits and prepaid expenses	(2,159,314)	-
	$867,257	$1,234,175

6.	Property, plant and equipment

	Land and	Data	Equipment	Leasehold	Equipment in	Power plant
	buildings	miners	and other	improvement	construction	in use	Total
Cost
December 31, 2021	$-	$31,658,103	$3,363,324	$1,040,000	$7,148,920	$-	$43,210,347
Additions	3,658,510	-	1,641,520	39,542	10,413,466	-	15,753,038
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
Transfer asset in use	-	-	3,218,685	-	(3,218,685)	-	-
December 31, 2022	3,658,510	30,404,111	8,223,529	1,079,542	14,343,701	-	57,709,393
Additions	827,230	1,491,668	688,868	-	-	-	3,007,766
Disposal	-	-	(499,950)	-	-	-	(499,950)
Write-off	-	-	(1,363,941)	-	-	-	(1,363,941)
Transfer asset in use	-	-	14,343,701	-	(14,343,701)	-	-
Acquired in business combination (note 4)	530,000	-	-	-	-	4,643,800	5,173,800
December 31, 2023	$5,015,740	$31,895,779	$21,392,207	$1,079,542	$-	$4,643,800	$64,027,068
Accumulated depreciation
December 31, 2021	$-	$3,820,296	$1,056,888	$191,056	$-	$-	$5,068,240
Depreciation	-	8,815,246	1,607,458	105,208	-	-	10,527,912
Impairment	-	1,556,000	-	-	-	-	1,556,000
Disposal	-	(1,253,992)	-	-	-	-	(1,253,992)
December 31, 2022	-	12,937,550	2,664,346	296,264	-	-	15,898,160
Depreciation	-	9,825,482	4,483,977	105,318	-	327,447	14,742,224
December 31, 2023	$-	$22,763,032	$7,148,323	$401,582	$-	$327,447	$30,640,384
Net carrying value
As at December 31, 2022	$3,658,510	$17,466,561	$5,559,183	$783,278	$14,343,701	$-	$41,811,233
As at December 31, 2023	$5,015,740	$9,132,747	$14,243,884	$677,960	$-	$4,316,353	$33,386,684

The Company tested its data miners as at December 31, 2023 and 2022. The recoverable amount of the data miners was determined based on the higher of the value in use and fair value less costs of disposal calculation, based on specific judgment and assumptions. The fair value less costs to sell determined the recoverable amount. As a result, the Company recorded an impairment charge over its data miners of $nil (2022 - $1,556,000). The impairment was based on an assessment of the performance of the data miners in relation to prevailing replacement costs and the downturn of the prices of the Company’s digital currencies.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

7.	Right-of-use assets

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of period	$2,538,447	$2,078,599
Additions(1)	-	602,172
Depreciation	(172,332)	(142,324)
Balance, end of period	$2,366,115	$2,538,447

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years.

8.	Intangible asset

Intangible asset relates to the right-of-use of an electric power facility.

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of period	$1,314,028	$1,443,260
Amortization	(129,230)	(129,232)
Balance, end of period	$1,184,798	$1,314,028

9.	Goodwill

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of period	$-	$1,346,904
Impairment	-	(1,260,783)
Foreign currency translation	-	(86,121)
Balance, end of period	$-	$-

For the realization of its annual impairment test for 2022, management determined the recoverable amount as the value in use. The significant assumptions used in determining value in use are:

○	Monthly Bitcoin price average growth rate of 2.2%

○	Difficulty monthly growth rate of 2.8%

○	Terminal annual growth rate of 2.5%

○	Discount rate 20% - 22%

An impairment of $1,260,783 was taken on goodwill. The assumptions used were based on the Company’s internal forecasts. The Company projected revenue, working capital, capital expenditures and expenses for a period of five years. The Company has also performed a sensitivity analysis on key assumptions which indicated that reasonable changes will not have a material impact.

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

10.	Promissory note receivable

In December 2021, the Company entered into an agreement for a Secured Convertible Promissory Note (“Note”) with principal of $800,000. The Note accrues interest at a rate of 6% per annum, with 3% payable in cash every calendar quarter and 3% payable in notes (note 5). The Note is convertible at the Company’s option into Series C Preferred Stock of the issuer. If the Note is not converted into shares by the Company, all unpaid and accrued interest are due on Maturity Date of December 21, 2026. The Notes are secured by the assets of the issuer. As at December 31, 2023, the fair value of the Note was estimated to be $850,685.

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of period	$806,000	$800,000
Interest	-	6,000
Payments received	(6,000)	-
Fair value adjustment	50,685	-
Balance, end of period	$850,685	$806,000

11.	Lease liabilities

The continuity of the lease liabilities are presented in the table below:

	As at	As at
	December 31,	December 31,
	2023	2022
Balance, beginning of period	$547,471	$-
Additions(1)	-	602,172
Interest	46,923	41,299
Lease payments	(146,880)	(96,000)
Balance, end of period	$447,514	$547,471
Current portion	$110,651	$99,957
Non-current portion	336,863	447,514
Total lease liabilities	$447,514	$547,471

(1)	In April 2022, the Company entered into a lease for its head office for a term of 5 years. When measuring lease liability, the Company’s incremental borrowing rate applied was estimated to be 10% per annum.

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2023
Less than one year	$151,286
One to five years	370,349
Total undiscounted lease obligations	$521,635

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

12.	Loans payable

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of the period	$-	$-
New loans(1)(2)	691,500	10,000,000
Loan assumed in business acquisition(3)	410,700	-
Repayment of loans	(1,027,754)	(10,000,000)
Interest	225,373	-
Fair value adjustment	310,521	-
Balance, end of the period	610,340	-
Long-term loans payable	(356,710)	-
	$253,630	$-

(1)	On March 2, 2022, the Company announced the closing of a $10,000,000 committed, collateralized revolving credit facility with Securitize, Inc. (the “Loan Facility”). The Loan Facility had a one-year committed term and an interest rate of 7.5% per annum.

(2)	The Company entered into a loan agreement with Doge Capital LLC (“Doge”), a company controlled by the chief executive officer, dated February 6, 2023, whereby Doge lent the Company the equivalent value of 30 Bitcoins, being $691,500 and the Company agreed to repay Doge 36 Bitcoins as full repayment of the loan. The Company shall repay Doge 3 Bitcoins per month for 12 consecutive months with the first payment due on March 1, 2023 and the remaining 11 payments due on the first day of each successive month.

(3)	Upon the closing of the Power Plant transaction (note 4), the Company assumed loan agreement with Niagara Mohawk Power Corporation dated September 1, 2020. The Company is required to make minimum payments of $2,500 per month, with the outstanding balance of $410,700. As the outstanding principal balance has not paid in full as of September 6, 2023, interest shall accrue on the outstanding balance as of that date and each subsequent month thereafter at the rate for overdue payments described as in National Grid’s Electricity Tariff for Service Classification No 6.

13.	Mortgage payable

In June 2022, the Company’s incremental borrowing rate applied was estimated to be 7% per annum. The mortgage does not bear interest, is repayable by monthly instalments of $44,500 and matures in September 2024. The mortgage is secured by the powerplant in progress with a net book value of $2,651,500.

	As at December 31, 2023	As at December 31, 2022
Balance, beginning of period	$877,127	$-
Additions	-	993,912
Interest	45,937	16,715
Payments	(534,000)	(133,500)
Balance, end of period	$389,064	$877,127
Current portion	$389,064	$488,062
Non-current portion	-	389,065
Total mortgage payable	$389,064	$877,127

Digihost Technology Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

(Expressed in United States Dollars)

13.	Mortgage payable (continued)

Maturity analysis - contractual undiscounted cash flows

As at December 31, 2023
Less than one year	$400,500
Total undiscounted mortgage obligations	$400,500

14.	Warrant liabilities

Due to the characteristics of certain warrants, the fixed-for-fixed condition is not met. Therefore the Company records these warrants as financial liabilities measured at fair value upon initial recognition. At each subsequent reporting date, the warrants are re-measured at fair value and the change in fair value is recognized through profit or loss. Upon warrant exercise, the fair value previously recognized in warrant liabilities is transferred from warrant liabilities to share capital.

The following table summarizes the changes in the warrant liabilities for the Company’s warrants for the period ending December 31, 2023 and December 31, 2022:

	Number of warrants	Amount
Balance, December, 2021	9,098,514	$31,943,365
Warrants issued	3,029,748	7,007,643
Warrants cancelled (note 15(b)(ii))	(3,029,748)	(5,887,840)
Pre-funded warrants issued (note 15(b)(ii))	300,000	927,463
Pre-funded warrants exercised (note 15(b)(ii))	(300,000)	(927,463)
Revaluation of warrant liabilities	-	(32,010,637)
Foreign currency translation	-	(230,834)
Balance, December, 2022	9,098,514	821,697
Revaluation of warrant liabilities	-	4,522,523
Foreign currency translation	-	112,529
Balance, December 31, 2023	9,098,514	$5,456,749

The fair value of the Company’s warrants has been determined using the Black-Scholes pricing model and the following weighted average assumptions:

	As at December 31,	Issued	As at December 31,
	2023	in 2022	2022
Spot price (in CAD$)	$3.06	$3.78	$0.47
Risk-free interest rate	3.91%	1.62%	4.07%
Expected annual volatility	123%	145%	143%
Expected life (years)	1.00	3.50	2.01
Dividend	nil	nil	nil

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

14.	Warrant liabilities (continued)

The following table reflects the Company’s warrants outstanding and exercisable as at December 31, 2023 and December 31, 2022:

Expiry date	Warrants outstanding and exercisable	Weighted average exercise price (CAD$)
March 16, 2024	1,872,659	9.42
June 18, 2024	2,083,334	5.97
April 9, 2025	2,112,773	7.11
September 9, 2025	3,029,748	6.25
	9,098,514	7.04

15.	Share capital

a)	Authorized share capital

Unlimited subordinate voting shares without par value and conferring 1 vote per share.

Unlimited proportionate voting shares without par value, conferring 200 votes per share, convertible at the holder’s option into subordinate voting shares on a basis of 200 subordinate voting shares for 1 proportionate voting shares.

b)	Subordinate voting shares and proportionate voting shares issued

Year ended December 31, 2023

(i) During the year ended December 31, 2023, the Company issued 556,954 subordinate voting shares at an average share price of $1.927 for a total aggregate of $1,073,244 pursuant to the at-the-market equity program.

Year ended December 31, 2022

(ii) On March 9, 2022, the Company closed a private placement with a single institutional investor, for (a) 2,729,748 subordinate voting shares at a purchase price of CAD$4.40 per subordinate voting share and associated warrant, (b) 300,000 pre-funded warrants (Pre-funded Warrants) at an exercise price of $0.0001 per subordinate voting shares, at an offering price of CAD$4.3999 per Pre-Funded Warrant and associated warrant and (iii) 3,029,748 common share purchase warrants (the “Warrants”) for aggregate gross cash proceeds of $10,424,453 (CAD$13,330,861) and the cancellation of warrants. The Warrants have an exercise price of CAD$6.25 per share and exercise period of three and one-half years from the issuance date. A fair value of $7,007,643 was assigned to the warrants. The Pre-Funded Warrants were assigned a fair value of $1,022,915 based on the cash received and are accounted for as financial liabilities at amortized cost. The Pre-Funded Warrants were exercised in September 2022, the financial liability together with the cash received of $30 and initial issuance costs was then accounted as an increase in share capital of $927,463.

In connection with the private placement, the investor has agreed to cancel existing warrants to purchase 1,248,440 common subordinate voting shares of the Company at an exercise price of CAD$9.42 per share issued in March 16, 2021 expiring on March 16, 2024 and the existing warrants to purchase 1,781,308 common subordinate voting shares of the Company at an exercise price of CAD$7.11 issued in April 9, 2021 expiring on April 9, 2025. The cancellation was considered as part of the proceeds of the above mentioned private placement and was accounted for as an increase in share capital of $5,887,616 for total proceeds from the private placement of $15,255,979.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

15.	Share capital (continued)

Year ended December 31, 2022 (continued)

H.C. Wainwright & Co. acted as the exclusive placement agent and received cash commission and expenses totalling $1,080,584 and 242,380 non-transferable broker warrants. Each broker warrant entitles the holder to purchase one subordinate voting share at an exercise price of CAD$6.25 at any time for a period of three and one-half years from the issuance date. The broker warrants were assigned a fair value of $535,009 for total issuance costs of $1,615,593 of which $695,170 is recorded in net income as the cost of issuance of the warrants classified as liabilities and $102,138 in reduction of the Pre-Funded Warrants.

The grant date fair value of $535,009 for the 242,380 broker warrants was determined using the Black-Scholes pricing model and the following assumptions and inputs: share price of CAD$3.78; exercise price of CAD$6.25; expected dividend yield of 0%; expected volatility of 136% which is based on comparable companies; risk-free interest rate of 1.62%; and an expected average life of three and one-half years.

(iii) During May 2022, the Company received approval to undertake, at the Company’s discretion, a normal course issuer bid program to purchase up to 1,219,762 of its subordinate voting shares for cancellation. As at December 31, 2023, the Company repurchased 165,200 subordinate voting shares for a total repurchase price of $255,525.

(iv) On November 1, 2022, the Company issued 19,391 subordinate voting shares (valued at $13,816) to settle a debt of $92,825 with a creditor.

16.	Warrants

	Number of Warrants	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	783,436	8.30
Issued (note 15(b)(ii))	242,380	6.25
Balance, December 31, 2022 and December 31, 2023	1,025,816	7.81

The following table reflects the warrants issued and outstanding as of December 31, 2023:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	0.21	March 16, 2024(1)
222,222	6.75	0.47	June 18, 2024(1)
311,526	8.025	1.27	April 9, 2025(1)
242,380	6.25	1.69	September 9, 2025(1)
1,025,816	7.81	0.94

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

16.	Warrants (continued)

The following table reflects the warrants issued and outstanding as of December 31, 2022:

Number of Warrants Outstanding	Exercise Price (CAD$)	Weighted Average Contractual Life (years)	Expiry Date
249,688	10.01	1.21	March 16, 2024(1)
222,222	6.75	1.47	June 18, 2024(1)
311,526	8.025	2.27	April 9, 2025(1)
242,380	6.25	2.69	September 9, 2025(1)
1,025,816	7.81	1.94

(1)	Broker warrants.

17.	Stock options and restricted share units

(a)	Stock options

The Company has a stock option plan whereby the maximum number of shares subject to the plan, in the aggregate, shall not exceed 10% of the Company’s issued and outstanding shares. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of stock options for the periods presented below:

	Number of Stock Options	Weighted Average Exercise Price (CAD$)
Balance, December 31, 2021	2,345,165	5.28
Expired / cancelled	(1,153,331)	5.46
Balance, December 31, 2022	1,191,834	5.11
Expired / cancelled	(499,664)	5.13
Balance, December 31, 2023	692,170	5.09

The following table reflects the stock options issued and outstanding as of December 31, 2023:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	1.13	258,334	258,334	-
January 5, 2026	3.75	2.02	183,498	183,498	-
February 24, 2026	13.92	2.15	50,000	50,000	-
March 25, 2026	7.47	2.23	116,668	116,668	-
May 17, 2026	7.35	2.38	55,001	55,001	-
June 22, 2026	4.20	2.48	28,669	28,669	-
	5.09	1.78	692,170	692,170	-

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

17.	Stock options and restricted share units (continued)

The following table reflects the stock options issued and outstanding as of December 31, 2022:

Expiry Date	Exercise Price (CAD$)	Weighted Average Remaining Contractual Life (years)	Number of Options Outstanding	Number of Options Vested (exercisable)	Number of Options Unvested
February 14, 2025	2.88	2.13	408,334	408,334	-
January 5, 2026	3.75	3.02	258,498	258,498	-
February 24, 2026	13.92	3.16	50,000	50,000	-
March 25, 2026	7.47	3.23	233,334	233,334	-
May 17, 2026	7.35	3.38	155,000	155,000	-
June 22, 2026	4.20	3.48	86,668	86,668	-
	5.11	2.84	1,191,834	1,191,834	-

(b)	Restricted share units

The Company has an RSU plan whereby the there is a fixed cap of shares that can be granted under the plan. The exercise price shall be no less than the discount market price as determined in accordance with TSXV policies.

The following table reflects the continuity of RSUs for the periods ended December 31, 2023 and 2022:

Number of RSUs
Balance, December 31, 2021	-
Granted (i)	1,449,250
Cancelled	(10,000)
Balance, December 31, 2022	1,439,250
Granted	77,232
Converted	(479,582)
Balance, December 31, 2023	1,036,900

During the year ended December 31, 2022, the Company granted 1,449,250 RSUs to officers, directors, employees and advisors. These RSUs vest third on each of the first, second and third anniversaries of the date of grant. The grant date fair value of the RSUs was $5,725,262.

During the year ended December 31, 2023, the Company granted 77,232 RSUs to advisors. These RSUs vest one year from the date of grant. The grant date fair value of the RSUs was $120,386.

For the year ended December 31, 2023, the Company recorded share based compensation for these RSU’s of $1,620,777, (year ended December 31, 2022 - $3,296,238).

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

18.	Income (loss) per share

	Year Ended December 31,
	2023	2022
Net income (loss) for the year	$(21,885,410)	$4,329,342
Net income (loss) per share - basic and diluted	$(0.77)	$0.16
Weighted average number of shares outstanding - basic and diluted	28,573,101	27,227,284

(i)	Diluted income per share does not include the effect of warrants and stock options as they are anti-dilutive.

19.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties include key management personnel and may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related party transactions are recorded at the exchange amount, being the amount agreed to between the related parties.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and members of the Board of Directors.

Remuneration of key management personnel of the Company was as follows:

Year Ended December 31,	2023	2022
Professional fees (1)	$187,913	$307,534
Salaries (1)	840,650	833,717
Share based compensation(2)	1,429,568	3,092,012
	$2,458,131	$4,233,263

(1)	Represents the professional fees and salaries paid to officers and directors.
(2)	Represents the share based compensation for officers and directors.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

20.	Additional information on the nature of comprehensive income (loss) components

	Year Ended December 31,
	2023	2022
Expenses for employee benefits
Operating and maintenance costs	$737,354	$444,400
Professional fees	187,913	307,534
Salaries	840,650	833,717
Share based compensation	1,620,777	3,296,238
	$3,386,694	$4,881,889
Net financial expenses
Interest on loans	$228,374	$238,204
Interest from promissory note receivable	(66,000)	-
Interest on lease liabilities	92,860	58,014
Accretion on PPA liability	(213,100)	-
	$42,134	$296,218

21.	Cash flow supplemental information

	2023	2022
Year Ended December 31,	Restated - note 2(w)	Restated - note 2(w)
Digital currencies items
Digital currencies mined	$(18,128,241)	$(24,190,060)
Bitcoin received from colocation services	(185,819)	-
Bitcoin received for electricity sales	(538,197)	-
Miner lease and hosting	614,813	9,768,179
Loss on digital currency option calls	-	1,950,000
Services paid in digital currencies	433,492	739,024
Loss (gain) on sale of digital currencies	(945,536)	11,574,330
Interest paid in digital currencies	-	216,329
Digital currencies for loan repayment	883,622	-
Loss (gain) on revaluation of digital currencies	(10,991)	3,386,890
	$(17,876,857)	$3,444,692
Working capital items
Amounts receivable and prepaid expenses	$(1,320,109)	$574,129
Accounts payable and accrued liabilities	1,946,961	72,325
Income tax receivable	76,062	(550,000)
Deposit payable	975,184	(1,277,500)
	$1,678,098	$(1,181,046)

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

22.	Segmented reporting

The Company has three operating segments being cryptocurrency mining, sales of energy and colocation services located in the United States.

Year ended December 31, 2023	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$18,128,241	$6,309,398	$1,675,269	$26,112,908
Cost of revenue	(14,646,658)	(4,225,676)	(1,345,590)	(20,217,924)
Depreciation and amortization	(14,595,972)	(327,447)	-	(14,923,419)
Miner lease and hosting agreement	(638,689)	-	-	(638,689)
Gross profit (loss)	(11,753,078)	1,756,275	329,679	(9,667,124)
Net profit (loss)	(24,097,391)	1,882,302	329,679	(21,885,410)

Year ended December 31, 2022	Cryptocurrency mining	Sales of energy	Colocation services	Total
Revenue	$24,190,060	$-	$-	$24,190,060
Cost of revenue	(17,760,786)	-	-	(17,760,786)
Depreciation and amortization	(10,709,108)	-	-	(10,709,108)
Miner lease and hosting agreement	(2,517,503)	-	-	(2,517,503)
Gross profit	(6,797,337)	-	-	(6,797,337)
Net income	4,329,342	-	-	4,329,342

The operations of the Company are located in two geographic locations, Canada and the United States. Geographic segmentation is as follows:

As at December 31, 2023	Canada	United States	Total
Current assets	$30,078	$2,169,673	$2,199,751
Non-current assets	-	39,947,596	39,947,596
Total assets	$30,078	$42,117,269	$42,147,347

As at December 31, 2022	Canada	United States	Total
Current assets	$29,372	$6,100,481	$6,129,853
Non-current assets	-	46,469,708	46,469,708
Total assets	$29,372	$52,570,189	$52,599,561

23.	Capital management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of equity comprised of issued share capital, reserves and loans payable. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2022.

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

24.	Financial instruments and risk management

Fair value

The fair value of the Company’s financial instruments, including cash, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term nature. Mortgage payable and deposit payable are due to arm’s length third parties, the fair values of these payables are measured using relevant market input (Level 3). The fair values of mortgage payable and deposit payable was calculated using actualized cash flows using market rates in effect at the balance sheet date. Reasonable changes to key assumptions would not have a significant impact. Promissory note receivable is due from an arm’s length third party, the fair value of this note is measured using relevant market input (Level 3). Digital currencies, amount owing to Northern Data and loan payable are measured at fair value using the quoted price on Gemini Exchange (Level 2). Warrant liabilities are measured at fair value using the Black-Scholes pricing model (Level 2) (see note 14).

Risks

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash, amounts receivable and promissory note receivable. The cash is deposited in a bank account held with one major bank in the United States so there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company believes no impairment is necessary in respect of amounts receivable, deposits and promissory note receivable as balances are monitored on a regular basis with the result that exposure to bad debt is insignificant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by maintaining cash balances to ensure that it is able to meet its short term and long-term obligations as and when they fall due. The Company manages cash projections and regularly updates projections for changes in business and fluctuations cause in digital currency prices and exchange rates.

The following table summarizes the expected maturity of the Company’s significant financial liabilities and other liabilities based on the remaining period from the balance sheet date to the contractual maturity date:

	Payments by period
As at December 31, 2023	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$4,510,757	$-	$-	$-	$4,510,757	$4,510,757
Deposit payable	-	1,486,184	-	-	1,486,184	1,486,184
Lease liabilities	151,286	316,325	54,024	-	521,635	447,514
Mortgage payable	400,500	-	-	-	400,500	389,064
Loan payable	253,630	356,710	-	-	610,340	610,340
	$5,316,173	$2,159,219	$54,024	$-	$7,529,416	$7,443,859

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

24.	Financial instruments and risk management (continued)

	Payments by period
As at December 31, 2022	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total	Carrying Value
Accounts payable and accrued liabilities	$2,345,175	$-	$-	$-	$2,345,175	$2,345,175
Amount owing to Northern Data	322,099	-	-	-	322,099	322,099
Deposit payable	-	511,000	-	-	511,000	511,000
Lease liabilities	146,880	307,111	214,524	-	668,515	547,471
Mortgage payable	534,000	400,500	-	-	934,500	877,127
	$3,348,154	$1,218,611	$214,524	$-	$4,781,289	$4,602,872

Foreign currency risk

Currency risk relates to the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Exchange rate fluctuations affect the costs that the Company incurs in its operations.

As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than an entity’s functional currency. The fluctuation of the Canadian dollar in relation to the US dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and liabilities and the amount of shareholders’ equity. As at December 31, 2023 and 2022, the foreign currency risk was considered minimal.

Digital currency risk

Digital currency prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and the global political and economic conditions. The profitability of the Company is directly related to the current and future market price of digital currencies; in addition, the Company may not be able liquidate its holdings of digital currencies at its desired price if required. A decline in the market prices for digital currencies could negatively impact the Company’s future operations. The Company has not hedged the conversion of any of its sales of digital currencies.

Digital currencies have a limited history and the fair value historically has been very volatile. Historical performance of digital currencies is not indicative of their future price performance. The Company’s digital currencies currently consist of Bitcoin and Ethereum.

At December 31, 2023, had the market price of the Company’s holdings of Bitcoin and Ethereum increased or decreased by 10% with all other variables held constant, the corresponding asset value increase or decrease respectively would amount to $82,288 (December 31, 2022 - $280,066).

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

25.	Income taxes

(a)	Provision for income taxes

	Year Ended December 31,
	2023	2022
Income (loss) before income taxes	$(21,885,410)	$2,791,875
Combined statutory income tax rate	26.14%	26.14%
Income tax benefit at the statutory tax rate	(5,719,752)	729,657
Non-deductible expenses	8,384	15,626
Revaluation of warrant liabilities	1,181,962	(8,365,980)
Foreign exchange gain	360,003	(593,325)
Share based compensation	421,396	-
Impairment of goodwill	-	329,506
Other	-	59,931
Change in unrecognized deferred tax asset	3,748,007	6,287,118
Deferred Income tax (recovery) provision	$-	$(1,537,467)

Composition of deferred income taxes in the income statement
Inception and reversal of temporary differences	$(3,748,007)	$(7,824,585)
Change in unrecognized deferred tax asset	3,748,007	6,287,118
Deferred Income tax (recovery) provision	$-	$(1,537,467)
Total income tax expense (recovery) for the year	$-	$(1,537,467)

(b)	Deferred income tax

Movement of deferred income tax in 2023

			Other
	January 1,		Comprehensive		December 31,
	2023	Profit or loss	Income	Equity	2023
Property, plant and equipment	$(5,030,883)	$5,030,883	$-	$-	$-
Right of use assets	(663,423)	45,039	-	-	(618,384)
Digital currencies	1,186,090	(1,186,090)	-	-	-
Lease liabilities	143,082	(143,082)	-	-	-
Non-capital losses	4,365,134	(3,746,750)	-	-	618,384
Non-capital losses - Canada	593,325	(185,959)	-	-	407,366
Unrealized foreign exchange gain - Canada	(593,325)	185,959	-	-	(407,366)
Total	$-	$-	$-	$-	$-

Digihost Technology Inc.

Notes to Consolidated Financial Statements
Years Ended December 31, 2023 and 2022
(Expressed in United States Dollars)

25.	Income taxes (continued)

Movement of deferred income tax in 2022

	January 1, 2022	Profit or loss	Other Comprehensive Income	Equity	December 31, 2022
Property, plant and equipment	$(1,781,767)	$(3,249,116)	$-	$-	$(5,030,883)
Right of use assets	(543,242)	(120,181)	-	-	(663,423)
Digital currencies	(1,047,759)	1,186,091	1,047,758	-	1,186,090
Lease liabilities	-	143,082	-	-	143,082
Stock based compensation	709,474	(638,992)	-	(70,482)	-
Non-capital losses	148,551	4,216,583	-	-	4,365,134
Non-capital losses - Canada	-	593,325	-	-	593,325
Unrealized foreign exchange gain - Canada	-	(593,325)	-	-	(593,325)
Total	$(2,514,743)	$1,537,467	$1,047,758	$(70,482)	$-

As at December 31, 2023 and 2022, deductible timing differences available for which the Company has not recognized deferred tax asset are as follows:

	As at December 31, 2023	As at December 31, 2022
Property, plant and equipment	$4,699,113	$-
Capital losses	11,951,649	-
Digital currencies	22,267	-
Share issue costs (Canada)	2,847,119	6,042,213
Stock based compensation	2,374,501	4,307,117
Lease liability	447,514	-
Other	315,521	-
Non-capital losses - USA	15,193,118	21,425,219
Non-capital losses - Canada	4,084,437	1,929,162
	$41,935,239	$33,703,711

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered.

The Canadian non-capital losses for which no deferred tax asset was recognized expire in 2041 and 2043. The non-capital losses available in the United States have no expiry date. The capital losses available in the United States have expiry date of 5 year.

26.	Subsequent events

(i) On March 5, 2024, the Company announced that it signed a multi-year hosting agreement with a manufacturer of digital currency mining servers. Under the agreement, Digihost will receive an upfront deposit of approximately $1.8 million along with 4,640 S19 XPs (21.5W/TH), which equates to approximately 14MW of hosting.

(ii) Subsequent to December 31, 2023, 2,122,347 warrants with a weighted average exercise price of CAD$9.49 expired unexercised.